As filed with the Securities and Exchange Commission on November 21, 2011
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form F-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
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BANCO SANTANDER-CHILE
(d/b/a Santander, Banco Santander, Banco Santander Santiago and Santander Santiago)
(Exact name of Registrant as Specified in Its charter)

SANTANDER-CHILE BANK
(d/b/a Santander, Banco Santander, Santander Santiago Bank and Santander Santiago)
(Translation of Registrant’s Name Into English)

Republic of Chile	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

Bandera 140 Santiago, Chile Telephone: 011-562-320-2000
(Address and Telephone Number of Registrant’s Principal Executive Offices)

CT Corporation System 111 Eighth Avenue New York, New York 10011 1-800-223-7564
(Name, Address and Telephone Number of Agent for Service)

Please send copies of all communications to:

Nicholas A. Kronfeld Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4950	Stuart K. Fleischmann Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-7527

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE
Title Of Each Class Of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount Of Registration Fee(2)
Shares of Common Stock, without par value (3)	14,741,593,828 shares	$1,061,352,191	$121,630.96

(1)
Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based on the average high and low reported sales price of the ADSs on the New York Stock Exchange on, November 18, 2011.

(2)
Pursuant to Rule 457(p), the filing fee is offset by the $35,868.60 previously paid in connection with the filing of the Registrant’s registration statement on Form F-3, filed with the Commission on January 10, 2011 (File No. 333-171617) (the “Prior Registration Statement”).  No Shares of Common Stock were sold pursuant to the Prior Registration Statement.  Accordingly, the $35,868.60 is being carried forward in connection with the filing of this registration statement and applied against the $121,630.96 registration fee currently due.  The registrant has paid the balance of the filing fee due ($85,762.36) in connection with the filing of this registration statement.

(3)
A separate registration statement on Form F-6 (Registration No. 333-152664) has been filed with respect to the American Depositary Shares, or ADSs, issuable upon deposit of the shares of our common stock registered hereby. Each ADS represents the right to receive 1,039 Shares of Common Stock without par value.

Explanatory Note

The prospectus contained herein relates to the offering of the following securities on a continuous or delayed basis, at indeterminate aggregate offering prices:

•	shares of our common stock, including shares represented by American Depositary Shares or ADSs, which may be offered by one or more of our selling shareholders.

PROSPECTUS

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14,741,593,828 Shares of Common Stock
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This prospectus relates to the proposed offering and sale by one or more of our selling shareholders of shares of our common stock, including shares represented by American Depositary Shares, or ADSs.  Information on the selling shareholder and the times and manner in which it may offer and sell shares of common stock and ADSs, is described under the sections entitled “Selling Shareholder” and “Plan of Distribution” in this prospectus and may be further described in a prospectus supplement, if any, related to any such offering. Each ADS represents 1,039 shares of our common stock.

Our shares of common stock are listed on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaiso Stock Exchange, which we refer to collectively as the Chilean Stock Exchanges. Our ADSs are listed on the New York Stock Exchange under the symbol “SAN.” On November 18, 2011, the last reported sale price of our shares on the Chilean Stock Exchanges was Ch$36.34 per share, and the last reported sale price of our ADSs on the New York Stock Exchange was US$73.94 per ADS.

You should read this prospectus and any related prospectus supplement carefully before you invest. The selling shareholder may offer and sell the securities directly to purchasers, through underwriters, dealers or agents, including any of our affiliates, or through any combination of these methods, on a continuous or delayed basis.

This prospectus describes some of the general terms that may apply to these securities and the general manner in which they may be offered. The specific terms of any securities to be offered, and the specific manner in which they may be offered, will be described in a supplement to this prospectus.

Investing in our securities involves risks. You should carefully review the “Risk Factors” section set forth in our most recent annual report on Form 20-F (the "2010 Annual Report") for the year ended December 31, 2010, which is incorporated by reference herein, as well as in any other recently filed reports and, if any, in the relevant prospectus supplement.
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Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
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Prospectus dated November 21, 2011

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We and the selling shareholder have authorized only the information contained or incorporated by reference in this prospectus. We and the selling shareholder have not authorized any other person to provide you with information different from or in addition to that included or incorporated by reference in this prospectus and any prospectus supplement. Neither we nor the selling shareholder are making an offer to sell the shares of our common stock or ADSs in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

As used in this prospectus, “Santander-Chile,” “the Bank,” “we,” “our” and “us” mean Banco Santander-Chile and its consolidated subsidiaries.

When we refer to “Banco Santander Spain” or “Santander Spain” in this prospectus, we refer to our parent company, Banco Santander, S.A.

This prospectus is being used in connection with the offering of shares of our common stock, including shares represented by ADSs, by a selling shareholder, from time to time, in the United States and other countries outside the United States.
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i

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement that we filed with the Securities and Exchange Commission, or SEC, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended, to permit sales of shares of common stock, including shares represented by ADSs, by the selling shareholder. By using an automatic shelf registration statement, we are enabling the selling shareholder, at any time and from time to time, to sell securities under this prospectus in one or more offerings of up to 14,741,593,828 shares in total.  Before the selling shareholder offers any securities for sale, we will file a supplement to this prospectus that discloses the number of shares of our common stock and ADSs being offered and other information, if any, regarding such offer.  The prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read both this prospectus and the applicable prospectus supplement, together with additional information described under the heading “Where You Can Find More Information” before deciding to invest in any of the securities being offered. This prospectus does not contain all of the information included in the registration statement. For a more complete understanding of the offering of  shares of our common stock and ADSs, you should refer to the registration statement, including the exhibits thereto. To the extent there is a conflict between the information contained in this prospectus and the prospectus supplement, if any, you should rely on the information in the prospectus supplement, provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in this prospectus or any prospectus supplement—the statement in the document having the later date will be deemed to modify or supersede the earlier statement.

All references herein to “$”, “US$”, “U.S. dollars” and “dollars” are to United States dollars, references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month. We have made rounding adjustments to reach some of the figures included in this prospectus.  As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including any amendments and exhibits to the registration statement) on Form F-3 under the Securities Act.  This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement.  For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement.  If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed.  Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.  Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K referred to, and incorporated, herein.  You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.  In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC.  The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will send the depositary a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to the common shareholders.  The depositary has agreed to mail to all common shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the depositary and will make available to all common shareholders such notices and all such other reports and communications received by the depositary.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that:

•	incorporated documents are considered part of this prospectus;

•	we can disclose important information to you by referring you to those documents; and

•
information that we file with the SEC in the future and incorporate by reference herein will automatically update and supersede information in this prospectus and information previously incorporated by reference herein.

We incorporate by reference the following documents or information which we filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	our 2010 Annual Report for the year ended December 31, 2010, filed on June 30, 2011; and

•
our current report on Form 6-K filed on November 21, 2011, which we refer to as our “September 30, 2011 Form 6-K,” related to our unaudited condensed consolidated interim financial statements for the period ended September 30, 2011, prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board which differ in certain regards from our local financial statements furnished to various parties in Chile. See “Item 3: A. Operating and Financial Review and Prospects—Accounting Standards Applied in 2011” in the September 30, 2011 Form 6-K.

All annual reports we file with the SEC pursuant to the Securities Exchange Act on Form 20-F after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing of such documents. We may incorporate by reference any Form 6-K subsequently submitted to the SEC by identifying in such Form that it is being incorporated by reference into this prospectus.

You may request, orally or in writing, a copy of any filings referred to above, excluding exhibits, other than those specifically incorporated by reference into the documents you request, at no cost, by contacting us at the following address: Banco Santander-Chile, Attention: Investor Relations, Bandera 140, 19th Floor Santiago, Chile, telephone: 011-562-320-8284.

FORWARD-LOOKING STATEMENTS

The statements contained in this prospectus in relation to our plans, forecasts, expectations regarding future events, strategies and projections are forward-looking statements which involve risks and uncertainties and which are therefore not guarantees of future results.

Our estimates and forward-looking statements are based mainly on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations.  Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to certain risks and uncertainties and are made in light of information currently available to us.  Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies;

•	changes in economic conditions;

•	the monetary and interest rate policies of the Banco Central de Chile (the Central Bank);

•	inflation;

•	deflation;

•	increases in defaults by our customers;

•	decreases in deposits, customer loss or revenue loss;

•	unemployment;

•	unanticipated turbulence in interest rates;

•	movements in foreign exchange rates;

•	movements in equity prices or other rates or prices;

•	changes in Chilean and foreign laws and regulations;

•	changes in taxes;

•	competition, changes in competition and pricing environments;

•	our inability to hedge certain risks economically;

•	the adequacy of loss allowances;

•	technological changes;

•	changes in consumer spending and saving habits;

•	increased costs;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;

•	changes in, or failure to comply with, banking regulations;

•	our ability to successfully market and sell additional services to our existing customers;

•	disruptions in client service;

•	natural disasters;

•	implementation of new technologies;

•	an inaccurate or ineffective client segmentation model; and

•	other risk factors discussed under “Risk Factors” set forth in our most recent annual report on Form 20-F.

The words “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “could,” “may,” “seeks,” “aim,” “combined,” “estimates,” “probability,” “risk,” “VaR,” “target,” “goal,” “objective,” “future” and similar words are intended to identify estimates and forward-looking statements.  Estimates and forward-looking statements are intended to be accurate only as of the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors.  Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance.  Our future results may differ materially from those expressed in these estimates and forward-looking statements.  You should therefore not make any investment decision based on these estimates and forward-looking statements.

THE COMPANY

Banco Santander-Chile

We are the largest bank in Chile in terms of total assets, total deposits and shareholders’ equity. As of September 30, 2011, we had total assets of Ch$ 25,655,815 million (US$ 49,371 million), loans net of allowances for loans losses of Ch$ 17,283,814 million (US$ 33,260 million), total deposits of Ch$ 13,892,003 million (US$ 26,733 million) and shareholders’ equity of Ch$ 2,020,737 million (US$ 3,889 million). As of September 30, 2011, we employed 11,706 people (on a consolidated basis) and had the largest private branch network in Chile with 494 branches. Our headquarters are located in Santiago and we operate in every major region of Chile.

We provide a broad range of commercial and retail banking services to our customers, including Chilean peso and foreign currency denominated loans to finance a variety of commercial transactions, trade, foreign currency forward contracts and credit lines and a variety of retail banking services, including mortgage financing. We seek to offer our customers a wide range of products while providing high levels of service. In addition to our traditional banking operations, we offer a variety of financial services including financial leasing, financial advisory services, mutual fund management, securities brokerage, insurance brokerage and investment management.

Our principal executive offices are located at Bandera 140, Santiago, Chile. Our telephone number there is +562-320-2000 and our website is www.santander.cl. None of the information contained on our website is incorporated by reference into, or forms part of, this Registration Statement. Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Ave. Suite 204 Newark, Delaware 19711.

Business Overview

We have 494 total branches, 260 of which are operated under the Santander brand name, with the remaining branches under certain specialty brand names, including 98 under the Santander Banefe brand name, 45 under the SuperCaja brand name, 37 under the BancaPrime brand name and 54 as auxiliary and payment centers. We provide a full range of financial services to corporate and individual customers. We divide our clients into the following segments: (i) Commercial Banking and (ii) Global Banking and Markets.

The Commercial Banking segment is comprised of the following sub–segments:

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Santander Banefe, consisting of individuals with monthly incomes between Ch$150,000 (US$289) and Ch$400,000 (US$770) and served through our Banefe branch network. This segment accounts for 4.4% of our total loans outstanding as of September 30, 2011. This segment offers customers a range of products, including consumer loans, credit cards, auto loans, residential mortgage loans, debit card accounts, savings products, mutual funds and insurance brokerage.

•
Individuals (Commercial Banking), consisting of individuals with a monthly income greater than Ch$400,000 (US$770). Clients in this segment account for 47.3% of our total loans outstanding as of September 30, 2011 and are offered a range of products, including consumer loans, credit cards, auto loans, commercial loans, foreign trade financing, residential mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

•
Small and mid-sized companies, consisting of small companies with annual revenue of less than Ch$1,200 million (US$2.3 million). As of September 30, 2011, this segment represented approximately 14.2% of our total loans outstanding. Customers in this segment are offered a range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

•
Institutional, such as universities, government agencies, municipalities and regional governments. As of September 30, 2011, these clients represented 2.0% of our total loans outstanding. Customers in this sub-segment are also offered the same products that are offered to the customers in our small businesses segment. This sub-segment is included in the Retail segment because customers in this sub-segment are a potential source for new individual customers.

•
Companies, consisting of companies with annual revenue over Ch$1,200 million (US$2.3 million) and up to Ch$10,000 million (US$19.2 million). Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage. As of September 30, 2011, these clients represented 8.9% of our total loans outstanding.

•
Real estate, consisting of all companies in the real estate sector with annual revenue over Ch$800 million (US$1.5 million), including construction companies and real estate companies that execute projects for sale to third parties. As of September 30, 2011, these clients represented 3.2% of our total loans outstanding. To these clients we offer, in addition to traditional banking services, specialized services for financing, primarily residential projects, in order to increase the sale of residential mortgage loans.

•
Large corporations, consisting of companies with annual revenue over Ch$10,000 million (US$19.2 million). Customers in this segment are also offered the same products that are offered to the customers in our mid-sized companies segment. As of September 30, 2011, these clients represented 8.9% of our total loans outstanding.

The Global Banking and Markets segment is comprised of the following sub-segments:

•
Corporate, consisting of companies that are foreign multinationals or part of a larger Chilean economic group with sales of over Ch$10,000 million (US$19.2 million). As of September 30, 2011, these clients represented 10.7% of our total loans outstanding. Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage.

•
The Treasury Division provides sophisticated financial products mainly to companies in the wholesale banking and the middle-market segments. This includes products such as short-term financing and funding, securities brokerage, interest rate and foreign currency derivatives, securitization services and other tailor made financial products. The Treasury division also manages our trading positions.

In addition, we have a Corporate Activities segment comprised of all other operational and administrative activities that are not assigned to a specific segment or product mentioned above. This segment includes the Financial Management Division, which manages global functions such as the management of our structural foreign exchange gap position, our structural interest rate risk and our liquidity risk. The Financial Management Division also oversees the use of our resources, the distribution of capital among our different units and the overall financing cost of investments.

Competitive Strengths

We believe that our current profitability and competitive advantages are the result of the following strengths:

Profitability, efficiency and financial strength

We have the lowest cost structure in our peer group, which we define as the five largest banks in Chile in terms of shareholders’ equity, and have an efficiency ratio (operating expenses divided by operating revenues) of 37.0% for the year ended December 31, 2010 and 40.5% for the nine month period ended September 30, 2011. Our average return on equity was 29.0% and 20.6% for the same periods, and we had one of the strongest capital positions in our peer group with a ratio of total regulatory capital to risk-weighted assets of 14.52% at December 31, 2010 and 13.94% at September 30, 2011.

Leading market position

We are a market leader in Chile, ranking first or second in most indicators among other banks in our peer group as shown in the following table.

	As of September 30, 2011, unless otherwise noted
	Market Share	Rank
Commercial loans	18.5%	2
Consumer loans	26.8%	1
Residential mortgage loans	23.6%	1
Total loans	20.8%	1
Deposits	18.9%	1
Mutual funds (assets managed)	16.6%	2
Credit card accounts(1)	34.6%	1
Checking accounts(2)	25.3%	1
Branches(3)	18.8%	1

Source: SBIF

(1)	According to latest data available as of June 2011.

(2)	According to latest data available as of April 2011.

(3)	According to latest data available as of June 2011. Excludes special–service payment centers.

We believe this market leadership provides us with a strong competitive position.

Operating in a stable economic environment within Latin America

We conduct substantially all of our business in Chile. The Chilean economy is generally recognized as among the most stable in Latin America, as evidenced by its A+ rating by Standard & Poor’s and Aa3 rating by Moody’s, the highest ratings in the region. Chile has consistently received investment-grade credit ratings since Standard & Poor’s and Moody’s started coverage in 1992 and 1994, respectively.

Opportunity for growth from current and new businesses

We believe there is substantial opportunity for growth based on the relatively low penetration in Chile of retail banking services and fee-based financial products in general.  For example, in Chile only 29% of the workforce has a checking account and the ratio of total consumer loans to GDP is approximately 15.4% as of December 31, 2010.

We believe we are well-positioned to grow in these areas based on our extensive distribution network and our size, which afford us greater marketing opportunities and significant cost synergies.

State-of-the-art integrated technology platform

We operate a customer-centered technology platform that incorporates the standards and processes, as well as the proven innovations, of Banco Santander Spain worldwide.   Because our IT platform is integrated with that of Banco Santander Spain, we are able to support our customers’ global businesses and benefit from a flexible and scalable platform that will support our growth in the country. We are currently in the process of upgrading our customer relationship management system which will enable us to deliver products and services targeted to the needs of individual customers and better integrate our different distribution channels.

Relationship with Banco Santander Spain

We believe that our relationship with our controlling shareholder, Banco Santander Spain, offers us a significant competitive advantage over our peer group. Our relationship with Banco Santander Spain allows us to:

•
leverage the Banco Santander Spain’s global information systems platform, reducing our technology development costs, providing operational synergies with Banco Santander Spain and enhancing our ability to provide international products and services to our customers;

•	access the Banco Santander Spain’s multinational client base;

•
take advantage of the Banco Santander Spain’s global presence, in particular in other countries in Latin America, to offer international solutions for our Latin American corporate customers’ financial needs as they expand their operations globally;

•	selectively replicate or adapt the Banco Santander Spain’s successful product offerings from other countries in Chile;

•
benefit from the Banco Santander Spain’s operational expertise in areas such as internal controls and risk management, which practices have been developed in response to a wide range of market conditions across the world and which we believe will enhance our ability to expand our business within desired risk limits;

•
benefit from the Banco Santander Spain’s management training and development which is composed of a combination of in-house training and development with access to managerial expertise in other Banco Santander Spain units outside Chile.

Although we benefit from our relationship with our controlling shareholder, as a matter of group policy, we are not dependent upon our parent company or other affiliates in the operation of our business.  Funding from our parent company and its affiliates amounted to approximately 4% of our total funding at September 30, 2011.  Although we obtain certain services from our parent company, such as information technology and internal audit, these services are provided at market rates.

Please see "Item 4. Major Shareholders and Related Party Transactions" in our September 30, 2011 Form 6-K for additional information.

Strategy

Our goal is to create value by leveraging our client base, distribution network and range of services to profit from growth in the Chilean economy, while seeking to maintain our world-class efficiency levels and to proactively manage credit risks by applying our sophisticated credit analysis procedures. Our principal strategy is to actively manage our balance sheet, focusing on capital and continuing to expand our Commercial Banking segment, which includes individuals (from low income to high income), small and mid-sized companies and our middle-market segments.  In the Commercial Banking segment, we expect the Chilean economy to continue growing, which in turn should result in increased banking activity and a rise in bank penetration levels via increased lending and deposits, more checking accounts, greater levels of assets under management and insurance brokerage. We seek to capitalize on this growth by increasing our customer base, leveraging on our extensive distribution network to cross-sell additional services and products and increase product usage. As part of this strategy, we are adopting focused marketing and sales efforts, pursuing strategic alliances with key market players, service providers and universities, selectively investing in our branch network and IT systems, and promoting the use of alternative distribution channels such as the internet, call centers and ATMs.

In our Global Banking and Markets segment (wholesale banking), we expect to continue to focus on non-lending products such as cash management, treasury services, asset management, investment banking and other tailored services to expand profitability. We also will seek to increase the synergies between this segment and Commercial Banking by reaching the employees of our major corporate customers. In the wholesale segment, our goal is to increase revenues by expanding the range of products we offer, cross-selling and focusing on sophisticated services and fee-based products. Historically, there has been low penetration of fee-based services in the Chilean financial market, with financial institutions focusing primarily on asset growth.

We will maintain a commitment to economic, social and environmental sustainability in our procedures, products, policies and relationships.  We will continue building durable and transparent relationships with our customers through understanding their needs and designing our products and services to meet those needs.  We believe that our commitment to transparency and sustainability will help us create a business platform to maintain growth in our operations over the long term and that is instrumental to forge business relationships, improve brand recognition and attract talented professionals.  We will continue to sponsor educational opportunities through our portals to foster future potential customer relationships.

USE OF PROCEEDS

We will not receive any of the proceeds of the sale of shares of our common stock or ADSs by the selling shareholder. Such proceeds will be received by the selling shareholder.

SELLING SHAREHOLDER

Up to 14,741,593,828 shares of our common stock, including shares represented by ADSs, are being offered by this prospectus, all of which are being offered for resale for the account of the selling shareholder.  The selling shareholder may from time to time offer and sell pursuant to this prospectus any or all of the shares of our common stock being registered.

The following table sets forth information for the selling shareholder as of November 21, 2011.

Name	Shares Owned Prior to Offering	Percent of Class Prior to Offering	Shares Being Offered (1)	Shares Owned After Offering	Percent of Class After Offering
Teatinos Siglo XXI Inversiones Ltda.	74,512,075,401	39.54%	14,741,593,828	59,770,481,573	31.72%

(1)
The table assumes that the selling shareholder sells all of its shares being offered pursuant to this prospectus. We are unable to determine the exact number of shares that will actually be sold pursuant to this prospectus.

Please see “Item 4. Major Shareholders and Related Party Transactions—A. Major Shareholders” in our September 30, 2011 Form 6-K for additional information regarding the selling shareholder.

DESCRIPTION OF SHARES OF OUR COMMON STOCK

Please note that in this section entitled “Description of Shares of Our Common Stock,” reference to “Santander-Chile,” “we,” “our” and “us” refer only to Santander-Chile and not to Santander-Chile’s consolidated subsidiaries. This section summarizes all the material terms of shares of our common stock, including summaries of certain provisions of our articles of association and applicable Chilean law in effect on the date of this prospectus. They do not, however, describe every aspect of the shares of common stock, the articles of association or Chilean law. References to provisions of our articles of association are qualified in their entirety by reference to the full articles of association in Spanish, an English translation of which has been filed as an exhibit to the registration statement relating to this prospectus.

General

The number of outstanding shares of Santander-Chile (of which there is only one class, being ordinary shares) at September 30, 2011 was 188,446,126,794 shares, without par value. Santander-Chile’s shares are listed for trading on the Chilean Stock Exchanges and on the New York Stock Exchange in connection with the registration of ADRs. The market capitalization of Santander-Chile at the same date on the Chilean Stock Exchanges was Ch$7,059,192 million and US$13,327 million on the New York Stock Exchange. At September 30, 2011, Santander-Chile had 12,422 holders registered in Chile, including JPMorgan Chase Bank, N.A. as Depositary of Santander-Chile’s American Depositary Share Program. As of September 30, 2011, there were a total of 30 ADR holders on record. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders. The outstanding shares of common stock are fully paid and non-assessable.

Meetings and Voting Rights

An ordinary annual meeting of shareholders is held within the first four months of each year. The ordinary annual meeting of shareholders is the corporate body that approves the annual financial statements, approves all dividends in accordance with the dividend policy determined by our Board of Directors, elects the Board of Directors and approves any other matter that does not require an extraordinary shareholders’ meeting. The last ordinary annual meeting of our shareholders was held on April 26, 2011. Extraordinary meetings may be called by our Board of Directors when deemed appropriate, and ordinary or extraordinary meetings must be called by our Board of Directors when requested by shareholders representing at least 10.0% of the issued voting shares or by the Superintendency of Banks. Notice to convene the ordinary annual meeting or an extraordinary meeting is given by means of three notices which must be published in a newspaper of our corporate domicile (currently Santiago) or in the Official Gazette in a prescribed manner, and the first notice must be published not less than 15 days nor more than 20 days in advance of the scheduled meeting. Notice must also be mailed 15 days in advance to each shareholder and given to the Superintendency of Banks and the Chilean Stock Exchanges. Currently, we publish our official notices in the El Mercurio newspaper of Santiago.

The quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least an absolute majority of the issued shares. If a quorum is not present at the first meeting, the meeting can be reconvened (in accordance with the procedures described in the previous paragraph) and, upon the meeting being reconvened, shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the shares represented. The shareholders’ meetings pass resolutions by the affirmative vote of an absolute majority of those voting shares present or represented at the meeting. The vote required at any shareholders’ meeting to approve any of the following actions, however, is a two-thirds majority of the issued shares:

•	a change in corporate form, spin-off or merger;

•	an amendment of the term of existence, if any, and the early dissolution of the bank;

•	a change in corporate domicile;

•	a decrease of corporate capital previously approved by the Superintendency of Banks, provided it is not reduced below the legal minimum capital;

•	a decrease in the number of directors previously approved by the Superintendency of Banks;

•	the approval of contributions and appraisal of properties other than cash, in those cases where it is permitted by the General Banking Act;

•	the amendment of authority of the general shareholders’ meeting or the restriction of the authority of the Board of Directors;

•
the transfer of 50.0% or more of the corporate assets, regardless of whether it includes liabilities, or the implementation or amendment of any business plan that contemplates the transfer of 50.0% or more of the corporate assets;

•	a change in the manner of distribution of profits established in the by-laws;

•	any non-cash distribution in respect of the shares;

•	the repurchase of shares of stock in the Bank; or

•
the approval of material related-party transactions when requested by shareholders representing at least 5.0% of the issued and outstanding shares with right to vote if they determine that the terms and conditions of those transactions are not favorable to the interests of the bank or if two independent assessments of those transactions requested by the Board materially differ from each other.

Shareholders may accumulate their votes for the election of directors and cast all of their votes in favor of one person.

In general, Chilean law does not require a Chilean open stock corporation to provide the level and type of information that U.S. securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. However, shareholders are entitled to examine the books of the bank within the 15-day period before the ordinary annual meeting. Under Chilean law, a notice of a shareholders’ meeting listing matters to be addressed at the meeting must be mailed not fewer than 15 days prior to the date of such meeting, and, in cases of an ordinary annual meeting, shareholders holding a prescribed minimum investment must be sent an Annual Report of the bank’s activities which includes audited financial statements. Shareholders who do not fall into this category but who request it must also be sent a copy of the bank’s Annual Report. In addition to these requirements, we regularly provide, and management currently intends to continue to provide, together with the notice of shareholders’ meeting, a proposal for the final annual dividend.

The Chilean Corporations Law provides that whenever shareholders representing 10.0% or more of the issued voting shares so request, a Chilean company’s Annual Report must include, in addition to the materials provided by the Board of Directors to shareholders, such shareholders’ comments and proposals in relation to the company’s affairs. Similarly, the Chilean Corporations Law provides that whenever the Board of Directors of an open stock corporation convenes an ordinary shareholders’ meeting and solicits proxies for that meeting, or distributes information supporting its decisions, or other similar material, it is obligated to include as an annex to its Annual Report any pertinent comments and proposals that may have been made by shareholders owning 10.0% or more of the company’s voting shares who have requested that such comments and proposals be so included.

Only shareholders registered as such with us on the fifth business day prior to the date of a meeting are entitled to attend and vote their shares. A shareholder may appoint another individual (who need not be a shareholder) as his proxy to attend and vote on his behalf. Every shareholder entitled to attend and vote at a shareholders’ meeting has one vote for every share subscribed. Each share represents one vote and there are no special classes of shares with different rights. Our by-laws do not include any condition that is more significant than required by law to change the right of shareholders.

Capitalization

Under Chilean law, the shareholders of a company, acting at an extraordinary shareholders’ meeting, have the power to authorize an increase in such company’s capital. When an investor subscribes for issued shares, the shares are registered in such investor’s name, even if not paid for, and the investor is treated as a shareholder for all purposes except with regard to receipt of dividends and the return of capital, provided that the shareholders may, by amending the by-laws, also grant the right to receive dividends or distributions of capital. The investor becomes eligible to receive dividends and returns of capital once it has paid for the shares (if it has paid for only a portion of such shares, it is entitled to reserve a corresponding pro-rata portion of the dividends declared and/or returns of capital with respect to such shares unless the company’s by-laws provide otherwise). If an investor does not pay for shares for which it has subscribed on or prior to the date agreed upon for payment, the company is entitled under Chilean law to auction the shares on the stock exchange and collect the difference, if any, between the subscription price and the auction proceeds. However, until such shares are sold at auction, the subscriber continues to exercise all the rights of a shareholder (except the right to receive dividends and return of capital).

Article 22 of the Chilean Corporations Law states that the purchaser of shares of a company implicitly accepts its by-laws and any agreements adopted at shareholders’ meetings.

Approval of Financial Statements

Our board of directors is required to submit our audited financial statements to the shareholders annually for their approval. The approval or rejection of such financial statements is entirely within our shareholders’ discretion. If our shareholders reject our financial statements, our board of directors must submit new financial statements not later than 60 days from the date of such rejection. If our shareholders reject our new financial statements, our entire board of directors is deemed removed from office and a new board of directors is elected at the same meeting. Directors who individually approved such rejected financial statements are disqualified for re-election for the ensuing period.

Registrations and Transfers

We act as our own registrar and transfer agent, as is customary among Chilean companies. In the case of jointly owned shares, an attorney-in-fact must be appointed to represent the joint owners in dealings with us.

Dividend, Liquidation and Appraisal Rights

Under the General Banking Law, Chilean companies must distribute cash dividends in respect of any fiscal year in an amount equal to at least 30% of its net income based on the accounting principles issued by the Superintendency of Banks and Financial Institutions for that year, as long as the dividend does not result in the Bank not being able to comply with applicable minimum capital requirements.

In the event of any loss of capital, no dividends can be distributed so long as such loss is not recovered. Also, no dividends of a bank above the legal minimum can be distributed if doing so would result in the bank exceeding its ratio of risk-weighted assets to regulatory capital or total assets.

Dividends that are declared but not paid by the date set for payment at the time of declaration are adjusted from the date set for payment to the date such dividends are actually paid, and they accrue interest.

We may declare a dividend in cash or in shares. When a share dividend is declared above the legal minimum (which minimum must be paid in cash), our shareholders must be given the option to elect to receive cash. Our ADS holders may, in the absence of an effective registration statement under the Securities Act or an available exemption from the registration requirement thereunder, effectively be required to receive a dividend in cash. See “Preemptive Rights and Increases of Share Capital.” A dividend entitlement lapses after 5 years and the funds go to the Chilean Treasury.

In the event of our liquidation, the holders of fully paid shares would participate equally and pro rata, in proportion to the number of paid-in shares held by them, in the assets available after payment of all creditors. The holders of fully paid shares would not be required to contribute additional capital to the Bank in the event of our liquidation.

In accordance with the General Banking Law, our shareholders do not have appraisal rights.

Ownership Restrictions

Under Article 12 of the Chilean Securities Market Law and the regulations of the Superintendency of Banks, shareholders of open stock corporations are required to report the following to the Superintendency of Securities and Insurance and the Chilean Stock Exchanges:

•	any direct or indirect acquisition or sale of shares that results in the holder’s acquiring or disposing, directly or indirectly, 10.0% or more of an open stock corporation’s share capital; and

•
any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10.0% or more of an open stock corporation’s capital or if made by a director, liquidator, main officer, general manager or manager of such corporation.

In addition, majority shareholders must include in their report whether their purpose is to acquire control of the company or if they are making a financial investment. A beneficial owner of ADSs representing 10.0% or more of our share capital will be subject to these reporting requirements under Chilean law.

Under Article 54 of the Chilean Securities Market Law and the regulations of the Superintendency of Securities and Insurance, persons or entities intending to acquire control, directly or indirectly, of an open stock corporation, regardless of the acquisition vehicle or procedure, and including acquisitions made through direct subscriptions or private transactions, are also required to inform the public of such acquisition at least 10 business days before the date on which the transaction is to be completed, but in any case, as soon as negotiations regarding the change of control begin (i.e., when information and documents concerning the target are delivered to the potential acquiror) through a filing with the Superintendency of Securities and Insurance, the stock exchanges and the companies controlled by and that control the target and through a notice published in two Chilean newspapers, which notice must disclose, among other information, the person or entity purchasing or selling and the price and conditions of any negotiations.

Prior to such publication, a written communication to such effect must be sent to the target corporation, to the controlling corporation, to the corporations controlled by the target corporation, to the Superintendency of Securities and Insurance, and to the Chilean stock exchanges on which the securities are listed.

In addition to the foregoing, Article 54A of the Chilean Securities Market Law requires that within two business days of the completion of the transactions pursuant to which a person has acquired control of a publicly traded company, a notice shall be published in the same newspapers in which the notice referred to above was published and notices shall be sent to the same persons mentioned in the preceding paragraphs.

The provisions of the aforementioned articles do not apply whenever the acquisition is being made through a tender or exchange offer.

Title XXV of the Chilean Securities Market Law on tender offers and the regulations of the Superintendency of Securities and Insurance provide that the following transactions must be carried out through a tender offer:

•
an offer which allows a person to take control of a publicly traded company, unless (i) the shares are being sold by a controlling shareholder of such company at a price in cash which is not substantially higher than the market price and the shares of such company are actively traded on a stock exchange and (ii) those shares are acquired (a) through a capital increase, (b) as a consequence of a merger, (c) by inheritance or (d) through a forced sale; and

•
an offer for a controlling percentage of the shares of a listed company if such person intends to take control of the parent company (whether listed or not) of such listed company, to the extent that the listed company represents 75.0% or more of the consolidated net worth of the parent company.

In addition, Article 69bis of the Companies Law requires that whenever a controlling shareholder acquires two thirds of the voting shares of a listed company, such controlling shareholder must offer to purchase the remaining shares from the minority shareholders in a tender offer.

Article 200 of the Chilean Securities Market Law prohibits any shareholder that has taken control of a publicly traded company to acquire, for a period of 12 months from the date of the transaction in which it gained control of the publicly traded company, a number of shares equal to or greater than 3.0% of the outstanding issued shares of the target without making a tender offer at a price per share not lower than the price paid at the time of taking control. Should the acquisition from the other shareholders of the company be made on a stock exchange and on a pro rata basis, the controlling shareholder may purchase a higher percentage of shares, if so permitted by the regulations of the stock exchange.

Title XV of the Chilean Securities Market Law sets forth the basis to determine what constitutes a controlling power, a direct holding and a related party. The Chilean Securities Market Law defines control as the power of a person or group of persons acting (either directly or through other entities or persons) pursuant to a joint action agreement, to direct the majority of the votes at the shareholders’ meetings of the corporation, to elect the majority of members of its Board of Directors, or to influence the management of the corporation significantly. Significant influence is deemed to exist in respect of the person or group of persons with an agreement to act jointly that holds, directly or indirectly, at least 25.0% of the voting share capital, unless:

•	another person or group of persons acting pursuant to a joint action agreement, directly or indirectly, controls a stake equal to or greater than the percentage controlled by such person;

•
the person or group does not control, directly or indirectly, more than 40.0% of the voting share capital and the percentage controlled is lower than the sum of the shares held by other shareholders holding more than 5.0% of the share capital (either directly or pursuant to a joint action agreement); or

•	in cases where the Superintendency of Securities and Insurance has ruled otherwise, based on the distribution or atomization of the overall shareholding.

According to the Chilean Securities Market Law, a joint action agreement is an agreement among two or more parties which, directly or indirectly, own shares in a corporation at the same time and whereby they agree to participate with the same interest in the management of the corporation or in taking control of the same. The law presumes that such an agreement exists between:

•	a principal and its agents;

•	spouses and relatives within certain degrees of kinship;

•	entities within the same business group; and

•	an entity and its controller or any of the members of the controller.

Likewise, the Superintendency of Securities and Insurance may determine that a joint action agreement exists between two or more entities considering, among other things, the number of companies in which they participate and the frequency with which they vote identically in the election of directors, appointment of managers and other resolutions passed at extraordinary shareholders’ meetings.

According to Article 96 of the Chilean Securities Market Law, a business group is a group of entities with such ties in their ownership, management or credit liabilities that it may be assumed that the economic and financial action of such members is directed by, or subordinated to, the joint interests of the group, or that there are common credit risks in the credits granted to, or in the acquisition of securities issued by, them. According to the Chilean Securities Market Law, the following entities are part of the same business group:

•	a company and its controller;

•	all the companies with a common controller together with that controller;

•	all the entities that the Superintendency of Securities and Insurance declares to be part of the business group due to one or more of the following reasons:

•	a substantial part of the assets of the company is involved in the business group, whether as investments in securities, equity rights, loans or guaranties;

•	the company has a significant level of indebtedness and the business group has a material participation as a lender or guarantor;

•	any member of a group of controlling entities of a company mentioned in the first two bullets above and there are grounds to include it in the business group; or

•	the company is controlled by a member of a group of controlling entities and there are grounds to include it in the business group.

Article 36 of the General Banking Law states that as a matter of public policy, no person or company may acquire, directly or indirectly, more than 10.0% of the shares of a bank without the prior authorization of the Superintendency of Banks, which may not be unreasonably withheld. The prohibition would also apply to beneficial owners of ADSs. In the absence of such authorization, any person or group of persons acting in concert would not be permitted to exercise voting rights with respect to the shares or ADSs acquired. In determining whether or not to issue such an authorization, the Superintendency of Banks considers a number of factors enumerated in the General Banking Law, including the financial stability of the purchasing party.

According to Article 35 bis of the General Banking Law, the prior authorization of the Superintendency of Banks is required for:

•	the merger of two or more banks;

•	the acquisition of all or a substantial portion of a banks’ assets and liabilities by another bank;

•	the control by the same person, or controlling group, of two or more banks; or

•	a substantial increase in the existing control of a bank by a controlling shareholder of that bank.

This prior authorization is only required when the acquiring bank or the resulting group of banks would own a significant market share in loans, defined by the Superintendency of Banks to be more than 15.0% of all loans in the Chilean banking system. The intended purchase, merger or expansion may be denied by the Superintendency of Banks; or, if the acquiring bank or resulting group would own a market share in loans determined to be more than 20.0% of all loans in the Chilean banking system, the purchase, merger, or expansion may be conditioned on one or more of the following:

•	the bank or banks maintaining regulatory capital higher than 8.0% and up to 14.0% of risk-weighted assets;

•	the technical reserve established in Article 65 of the General Banking Law being applicable when deposits exceed one and a half times the resulting bank’s paid-in capital and reserves; or

•	the margin for interbank loans be reduced to 20.0% of the resulting bank’s regulatory capital.

If the acquiring bank or resulting group would own a market share in loans determined by the Superintendency of Banks to be more than 15% but less than 20%, the authorization will be conditioned on the bank or banks maintaining a regulatory capital not lower than 10% of their risks weighted assets for the period specified by the Superintendency of Banks, which may not be less than one year. The calculation of the risk weighted assets is based on a five category risk classification system applied to a bank’s assets that is based on the Basel Committee recommendations.

According to the General Banking Law, a bank may not grant loans to related parties on terms more favorable than those generally offered to non-related parties. Article 84 No. 2 of the General Banking Law and the regulations issued by the Superintendency of Banks creates the presumption that natural persons who are holders of shares and who beneficially own more than 1.0% of the shares are related to the bank and imposes certain restrictions on the amounts and terms of loans made by banks to related parties. This presumption would also apply to beneficial owners of ADSs representing more than 1.0% of the shares. Finally, according to the regulations of the Superintendency of Banks, Chilean banks that issue ADSs are required to inform the Superintendency of Banks if any person, directly or indirectly, acquires ADSs representing 5.0% or more of the total amount of shares of capital stock issued by such bank.

Article 16bis of the General Banking Law provides that the individuals or legal entities that, individually or with other people, directly control a bank and who individually own more than 10.0% of its shares must send to the Superintendency of Banks reliable information on their financial situation in the form and in the opportunity set forth in Resolution No. 3,156 of the Superintendency of Banks.

There are no limitations for non-resident or foreign shareholders to hold or exercise voting rights on the securities.

Preemptive Rights and Increases of Share Capital

The Chilean Corporations Law provides that whenever a Chilean company issues new shares for cash, it must offer its existing shareholders the right to purchase a number of shares sufficient to maintain their existing ownership percentages in the company. Pursuant to this requirement, preemptive rights in connection with any future issue of shares will be offered by us to the depositary as the registered owner of the shares underlying the ADSs. However, the depositary will not be able to make such preemptive rights available to holders of ADSs unless a registration statement under the Securities Act is effective with respect to the underlying shares or an exemption from the registration requirements thereunder is available.

We intend to evaluate, at the time of any preemptive rights offering, the practicality under Chilean law and Central Bank regulations in effect at the time of making such rights available to our ADS holders, as well as the costs and potential liabilities associated with registration of such rights and the related shares of common stock under the Securities Act, and the indirect benefits to us of thereby enabling the exercise by all or certain holders of

ADSs of their preemptive rights and any other factors we consider appropriate at the time, and then to make a decision as to whether to file such registration statement. We cannot assure you that any registration statement would be filed. If we do not file a registration statement and no exemption from the registration requirements under the Securities Act is available, the Depositary will sell such holders’ preemptive rights and distribute the proceeds thereof if a premium can be recognized over the cost of such sale. In the event that the Depositary is not able, or determines that it is not feasible, to sell such rights at a premium over the cost of any such sale, all or certain holders of ADSs may receive no value for such rights. Non-U.S. holders of ADSs may be able to exercise their preemptive rights regardless of whether a registration statement is filed. The inability of all or certain holders of ADSs to exercise preemptive rights in respect of shares of common stock underlying such ADSs could result in such holders not maintaining their percentage ownership of the common stock following such preemptive rights offering unless such holder made additional market purchases of ADSs or shares of common stock.

Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during a period that cannot be less than 30 days following the grant of such rights. During such period, and for an additional 30-day period thereafter, a Chilean corporation is not permitted to offer any unsubscribed shares for sale to third parties on terms which are more favorable than those offered to its shareholders. At the end of such additional 30-day period, a Chilean open stock corporation is authorized to sell unsubscribed shares to third parties on any terms, provided they are sold on a Chilean stock exchange. Unsubscribed shares that are not sold on a Chilean stock exchange can be sold to third parties only on terms no more favorable for the purchaser than those offered to shareholders.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

This section summarizes all of the material provisions of the Amended and Restated Deposit Agreement, dated as of August 4, 2008, pursuant to which the American Depositary Receipts (which we refer to as ADRs) are to be issued, among Banco Santander-Chile (formerly known as Banco Santiago), JPMorgan Chase Bank, N.A., as depositary, and the holders from time to time of ADRs. We refer to this agreement as the “deposit agreement.” We do not, however, describe every aspect of the deposit agreement, which has been incorporated by reference to the registration statement relating to this prospectus. You should read the deposit agreement for a more detailed description of the terms of the ADRs. Additional copies of the deposit agreement are available for inspection at the office of the depositary, which is presently located at 1 Chase Manhattan Plaza, 21st Floor, New York, NY, 10005-1401.

American Depositary Receipts

The depositary will issue ADRs evidencing American depositary shares (which we refer to as ADSs) pursuant to the deposit agreement. Each ADS will represent 1,039 shares of our common stock deposited with us, as custodian. An ADR may represent any number of ADSs. Only persons in whose names ADRs are registered on the books of the depositary will be treated by the depositary and us as holders of ADRs.

Pursuant to the terms of the deposit agreement, holders, owners and beneficial owners of ADRs will be subject to any applicable disclosure requirements regarding acquisition and ownership of shares of common stock or ADSs representing shares of our common stock as are applicable pursuant to the terms of our estatutos or Chilean laws, as each may be amended from time to time. See “Description of Shares of Our Common Stock” in this prospectus and “Item 10—Additional information—B. Memorandum and Articles of Association—Ownership Restrictions” in our 2010 Annual Report on Form 20-F for a description of these disclosure requirements applicable to shares of common stock and the consequences of noncompliance as of the date of this prospectus. The depositary has agreed, subject to the terms and conditions of the deposit agreement, to comply with our instructions as to such requirements.

Deposit and Withdrawal of Common Stock

The depositary will execute and deliver to, or upon the written order of, the persons specified in a written order of the depositor, an ADR or ADRs registered in the name of such person or persons for the number of ADSs issuable in respect of such deposit, subject to the terms of the deposit agreement and upon the:

•	deposit with the custodian of the required number of shares of common stock accompanied by any appropriate instrument of transfer or endorsement in the form satisfactory to the custodian;

•	delivery of such certifications and payments as may be required by the custodian or the depositary;

•	payment of the required fees, charges and taxes; and

•
if required by the depositary and as applicable, the delivery to the depositary of an agreement or instrument providing full transfer to the custodian or its nominee of any dividend or right to subscribe shares or to receive other property or the proxy or proxies entitling the custodian to vote on the shares.

The execution and delivery of the ADRs will take place at any of the depositary’s designated transfer offices.

The depositary will not accept for deposit any shares of common stock unless it receives evidence of necessary regulatory approvals, if any.

The depositary may issue ADRs against rights to receive shares from us, any of our agents or a central clearing agency approved in writing by us. The depositary may issue ADRs against other rights to receive shares only if:

•	such other rights are fully collateralized (marked-to-market daily) with cash or U.S. government securities;

•
each applicant for such ADRs represents in writing that it owns such shares, has assigned all beneficial right, title and interest in such shares to the depositary and will hold such shares for the account of the depositary until delivery of the shares following the depositary’s request;

•	such transaction may be terminated by the depositary on no more than five business days’ notice; and

•
all ADRs issued against rights to receive shares represent no more than 20.0% of the shares actually deposited. The depositary may retain any compensation received by it in connection with these transactions, including without limitation, earnings on such collateral.

Notwithstanding any other provisions of the deposit agreement or the ADR to the contrary, holders of ADRs are entitled to withdraw the deposited shares at any time, subject only to:

•	temporary delays caused by closing the transfer books of the depositary or us;

•	temporary delays caused by the deposit of shares of common stock in connection with voting at a shareholders’ meeting or the payment of dividends;

•	the payment of fees, taxes and similar charges; and

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of the deposited shares.

ADR holders are entitled to receive from the custodian’s office in Chile, after they surrender ADRs at the depositary’s office and pay any fees, governmental charges and taxes provided in the deposit agreement:

•	the deposited shares;

•	any other property that the surrendered ADRs evidence the right to receive; and

•
a certificate from the custodian stating that the applicable deposited shares are being transferred to the person or persons specified by the surrendering holder and that the depositary waives in favor of such person the right of access to the formal exchange market relating to such withdrawn shares.

At its discretion, the depositary may deliver the property that the ADR holders surrendering ADRs have the right to receive (other than the certificates representing the shares) at its office. At the request, risk and expense of the ADR holder surrendering ADRs, deposited shares and other proper documents of title may be forwarded from our office in Chile to the depositary’s office for delivery to the surrendering holders. In the event the depositary determines that there is a reasonable possibility that a tax would be imposed upon the withdrawal of shares in exchange for surrendered ADRs, it may require that the withdrawing investor provide satisfactory security to it in an amount sufficient to cover the estimated amount of the tax.

Dividends, Other Distributions and Rights

The depositary is required to convert promptly into dollars and transfer to the United States all cash dividends and other cash distributions denominated in Chilean pesos (or any other currency other than dollars) that it receives in respect of the deposited shares, to the extent that it can do so on a reasonable basis and subject to Chilean law and the Foreign Investment Contract. The depositary is also required to distribute the amount received in dollars to the holders of ADRs upon an averaged or other practicable basis without regard to any distinctions among holders on account of exchange restrictions or the date of delivery of any ADR or ADRs or otherwise. The amount distributed by the depositary will be reduced by any amounts to be withheld by us, the depositary or by us acting as custodian, including amounts on account of any applicable taxes and certain other expenses. For further information regarding applicable taxes, see “Liability of Holders for Taxes or Other Charges.”

If the depositary determines that in its judgment any currency other than dollars received by it cannot be converted on a reasonable basis and transferred, or if the Foreign Investment Contract shall cease to be in effect or the rights of the depositary thereunder shall be restricted or suspended, the depositary, may after consultation with us, distribute such foreign currency received by it or hold such foreign currency (without liability for interest) for the respective accounts of the ADR holders entitled to receive the same.

If we declare a dividend in or free distribution of additional shares, the depositary may (with our approval) and shall (if we so request), distribute to the ADR holders (in proportion to the number of ADSs evidenced by their respective ADRs) additional ADRs evidencing an aggregate number of ADSs that represents the number of shares of common stock received in such dividend or free distribution. Instead of delivering ADRs of fractional ADSs, the depositary will sell the amount of shares represented by the aggregate of such fractions and will distribute the net proceeds to holders of ADRs in accordance with the deposit agreement. If additional ADRs (other than ADRs for fractional ADSs) are not so distributed, each ADS shall thereafter also represent the additional shares distributed.

If we offer (or cause to be offered) to the holders of shares any rights to subscribe for additional shares of common stock or any rights of any other nature, the depositary shall, after consultation with us, have discretion:

•	as to the procedure followed to make such rights available to ADR holders;

•	in disposing of such rights for the benefit of such owners and making the net proceeds available in dollars to holders; or

•
if the depositary may not make such rights available or dispose of such rights and make the proceeds available, allowing the rights to lapse unexercised (without incurring liability to any person as a consequence thereof);

provided that the depositary will, at our request, either:

•
if it determines that it is lawful and feasible to do so, make such rights available to ADR holders by means of warrants or employ such other method as it may deem feasible in order to facilitate the exercise, sale or transfer of rights by such holder; or

•
sell such rights or warrants or other instruments at public or private sale, at such place or places and upon such terms as it may deem proper, and allocate the net proceeds of such sales for the account of the owners of ADRs otherwise entitled upon an averaged or other practicable basis without regard to any distinctions among holders on account of exchange restrictions or the date of delivery of an ADR or ADRs or otherwise.

Conversion of such net proceeds from pesos to dollars is subject to the terms and conditions of the Foreign Investment Contract, including presentation to the Central Bank of a request for access to the Formal Exchange Market.

In this regard, we may, in our sole discretion, decide not to register the securities to which such rights relate under the Securities Act where such registration may be required in connection with the offer or sale of such securities. In this case, ADR holders would not be permitted to purchase such securities or otherwise exercise such rights and the depositary would, to the extent possible, dispose of such rights for the account of such holders as provided above. Such a disposal of rights may reduce the equity interest that ADR holders have in us.

If the depositary determines that any distribution of property other than cash (including shares of common stock or rights to subscribe therefor) is subject to any tax or governmental charge that it is obligated to withhold, the depositary may dispose of all or a portion of such property in such amounts and in such manner as it deems necessary and practicable to pay such taxes or governmental charges. The depositary will distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes or governmental charges to the ADR holders.

Upon any split, consolidation, cancellation or any other reclassification of shares of common stock, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting us, or to which we are a party, any securities that shall be received by the depositary or the custodian in respect of shares shall be treated as newly deposited shares under the deposit agreement, and ADSs shall from then on represent the right to receive the securities so received, except when (1) additional ADRs (as in the case of a stock dividend), or (2) the depositary calls for the surrender of outstanding ADRs to be exchanged for new ADRs.

Record Dates

Whenever any distribution is being made upon deposited shares of common stock, or whenever the depositary shall receive notice of any meeting of holders of shares or whenever the depositary shall find it necessary or convenient in connection with the giving of any notice, solicitation or any consent or any other matter, the depositary will fix, by notice to ADR holders and to us, a record date (which, to the extent practicable, shall be the same as the corresponding record date set by us or otherwise shall be the earliest practicable day thereafter) for the determination of the ADR holders who are entitled to receive such dividend, distribution or rights, or net proceeds of the sale thereof, to exercise the rights of ADR holders with respect to such changed number of shares, or to give instructions for the exercise of voting rights, if any, at any such meeting, subject to the provisions of the deposit agreement.

Voting of the Underlying Deposited Securities

When the depositary receives any notice of a meeting of holders of common stock, it will mail to all ADR holders a notice containing:

•	the information included in such notice received by it;

•
a statement that each holder as of a specified record date will be entitled, subject to Chilean law and the provisions of or governing the deposited shares, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the deposited shares represented by ADSs evidenced by such holder’s ADRs; and

•	a statement as to the manner in which each such holder of ADRs may instruct the depositary to exercise any right to vote held by such holder.

See “Description of Shares of Our Common Stock—Meetings and Voting Rights.” The holders of ADRs at the close of business on the date specified by the depositary are entitled, subject to any applicable provisions of Chilean law, our bylaws or the shares, to instruct the depositary how to exercise the voting rights, if any, pertaining to the shares represented by their ADSs. The depositary will endeavor, insofar as practicable and permitted under Chilean law and the shares, to vote the shares so represented in accordance with any such written instructions of holders of ADRs. The depositary may not itself exercise any voting discretion over any shares. If the depositary does not receive instructions from a holder of ADRs, the depositary shall deem such holder to have instructed it to give discretionary proxy to a person designated by us to vote the underlying shares.

Reports and Notices

The depositary will mail ADR holders any reports and communications received from us that are made generally available to holders of shares of common stock. The depositary will also send to ADR holders copies or summaries of such reports when furnished by us.

On or before the first date notice is given by us, by publication or otherwise, of any meeting or adjournment of a meeting of shareholders or of the taking of any action by shareholders other than at a meeting, or the making of any distribution on or offering of rights in respect of the deposited shares, we will send the depositary a copy, of the notice in the form given or to be given to holders of shares. The depositary will arrange for the mailing to all ADR holders of a notice containing the information (or a summary of the information) contained in any notice of a meeting of holders of shares it receives.

Amendment and Termination of the Deposit Agreement

The form of the ADRs and the deposit agreement may at any time be amended by agreement between us and the depositary. Any amendment that imposes or increases any fees or charges (other than the fees of the depositary for the execution and delivery or the cancellation of ADRs and taxes and other governmental charges), or that otherwise prejudices any substantial existing right of ADR holders, will not take effect as to outstanding ADRs until the expiration of 30 days after notice of such amendment has been given to the holders of outstanding ADRs. Every holder of an ADR at the time such amendment becomes effective will be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the deposit agreement as amended. Except in order to comply with mandatory provisions of applicable law, in no event may any amendment impair the right of any ADR holder to surrender his ADR and receive therefor the shares and other property represented by it.

Whenever so directed by us, the depositary will terminate the deposit agreement by mailing notice of such termination to the holders of all ADRs at least 30 days prior to the date fixed in such notice for termination. The depositary may likewise terminate the deposit agreement at any time 90 days after it has delivered to us a notice of its election to resign, provided that a successor depositary shall not have been appointed and accepted its appointment as provided in the deposit agreement.

If any ADRs remain outstanding after the date of termination, the depositary will:

•	discontinue the registration of transfer of ADRs;

•	suspend the distribution of dividends to the holders thereof; and

•	not give any further notices or perform any further acts under the deposit agreement, except

•	the collection of dividends and other distributions pertaining to the shares of common stock and any other property represented by such ADRs;

•	the sale of rights as provided in the deposit agreement; and

•
the delivery of shares, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs.

As soon as practicable after the one year anniversary of any date of termination, the depositary shall sell the shares and any other property represented by any ADRs that have not been surrendered and hold the net proceeds in a segregated account, together with any other cash then held, without liability for interest, in trust for the pro rata benefit of ADR holders that have not surrendered their ADRs. After making such sale, the depositary shall be discharged from all obligations to us, except for certain indemnification and accounting obligations. Upon termination of the deposit agreement, we will also be discharged from all obligations thereunder, except for certain obligations to the depositary.

Charges of Depositary

The depositary will charge anyone to whom ADRs are delivered and anyone who surrenders ADRs $5.00 per 100 ADSs (or portion thereof) so issued or surrendered.

We will pay certain other charges of the depositary under the deposit agreement, except for:

•	taxes and other governmental charges (which are payable by ADR holders and persons depositing shares);

•	any applicable share transfer or registration fees on deposit or withdrawal of shares (which are also payable by such holders and persons);

•	any applicable fees in connection with the execution, delivery, transfer or surrender of, or distributions on, ADRs (which are also payable by such holders and persons);

•	such cable, telex, facsimile transmission and delivery charges and such expenses as are expressly provided to be at the expense of such holders and persons; and

•
expenses that are paid or incurred by the depositary in connection with the conversion into dollars, pursuant to the deposit agreement, or any other currency received by the depositary in respect of the shares held on deposit (which are reimbursable to the depositary out of such dollars).

Liability of Holders for Taxes or Other Charges

Any tax or other governmental charge or expense (including, without limitation, any Chilean tax on a gain realized or deemed to be realized, upon the withdrawal or sale of shares of common stock or other property held by the custodian or depository in respect of such shares) payable by the custodian, the depositary or its nominee as the registered holder of any deposited shares represented by ADSs evidenced by any ADR shall be payable by the holder of such ADR to the depositary. The depositary may refuse to effect registration of transfer and withdrawal of shares underlying such ADR until such payment is made, and may withhold any dividends or other distributions or may sell for the account of the holder thereof any part or all of the deposited shares underlying such ADR and may apply such dividends or distributions or the proceeds of any such sale in payment of any such tax or other governmental charge or expense, the holder of such ADR remaining liable for any deficiency.

Transfer of American Depositary Receipts

The ADRs are transferable on the books of the depositary, provided that the depositary may close the transfer books, at any time and from time to time, when deemed expedient by it in connection with the performance of its duties or at our request. The depositary or the custodian may require payment from the person presenting an ADR or the depositor of the shares of a sum sufficient to reimburse it for any tax or other governmental charge, and any stock transfer or registration fee with respect thereto and payment of any applicable fees payable by the holders of ADRs as a condition to the execution and delivery, registration of transfer, split-up, combination or surrender of any ADR or transfer and withdrawal of shares of common stock.

The depositary may refuse to deliver ADRs, register the transfer of any ADR or make any distribution of, or related to, shares until it has received such proof of citizenship, residence, exchange control approval, payment of all applicable Chilean taxes or other governmental charges, legal or beneficial ownership or other information as it may deem necessary or proper or as we may require by written request to the depositary. The execution and delivery or transfer of ADRs generally may be suspended during any period when our transfer books or the transfer books of the depositary are closed or if deemed necessary or advisable by us or the depositary. ADR holders may inspect the transfer books of the depositary at any reasonable time, provided that such inspection shall not be for the purpose of communicating with other holders of the ADRs in the interest of a business or object other than our business or a matter related to the deposit agreement or the ADRs.

General

Neither we nor the depositary will be liable to the holders of ADRs if prevented or delayed in performing their obligations under the deposit agreement by any present or future law, regulation, decree, order or other action of the United States, Chile or any other country, or of any other governmental authority (including any action that may constitute a breach by the Central Bank of its obligation under the Foreign Investment Contract), or by reason of any provision, present or future, of the Foreign Investment Contract, or by reason of any act of God, war or circumstances beyond their control or in the case of the depositary, any provision of our bylaws or of the securities deposited. Our obligations and those of the depositary are expressly limited to performing their respective duties specified therein without negligence or bad faith.

So long as any ADRs or ADSs are listed on one or more stock exchanges, the depositary will act as registrar or, with our approval, appoint a registrar or one or more co-registrars, for registration of such ADRs in accordance with any requirements of such exchanges. Such registrars or co-registrars shall, upon our request, and may, with our approval, be removed and a substitute or substitutes appointed by the depositary. The depositary will periodically furnish the Chilean Superintendency of Banks with the list of the registered holders of ADRs and a list of all beneficial owners who do not object to the disclosure of this information.

ADS holders are subject to certain provisions of the rules and regulations promulgated under the Exchange Act , and to the regulations of the Chilean Superintendency of Banks relating to the disclosure of interests in the shares of common stock. Any ADS holder who has or comes to have a directly or indirectly, an interest of 5.0% (or such other percentage as may be prescribed by law or regulation) or more of our outstanding shares must:

•	under the Exchange Act, within 10 days after acquiring such interest and thereafter upon certain changes in such interests, notify us as required by such rules and regulations; and

•
under regulations of the Chilean Superintendency of Banks, within 15 days after acquiring such interest, send to us a notarized declaration as to the number of shares and ADSs beneficially owned by it and commit to report to us any subsequent acquisitions of shares or ADSs.

In addition, ADR holders are subject to the reporting requirements contained in Articles 12 and 54 and Titles XV and XXV of the Chilean Securities Market Law and Article 16 bis of the General Banking Law and the ownership limitations of Articles 35 bis and 36 of the General Banking Law (which provisions may apply when a holder beneficially owns or intends to purchase 10.0% or more of our shares or has the intention of taking control of us).

ADS holders who beneficially own more than 1.0% of the shares of common stock are also subject to the presumption created by Article 84 No. 2 of the General Banking Law that such owners are related parties to the Bank, and are thus subject to certain restrictions on the amounts and terms of loans made by banks to related parties.

Valuation of Underlying Shares for Chilean Law Purposes

For all purposes of valuation under Chilean law, the acquisition value of the shares of common stock delivered to any holder upon surrender of ADRs shall be the highest reported sale price of the shares on the Santiago Stock Exchange on the day during which the transfer of the shares is recorded under the name of such holder. In the event that no such sale price is reported by such Exchange during that day, the value shall be deemed to be the highest trade price on the day during which the last trade took place. However, if 30 or more days have elapsed since the last trade, such value shall be adjusted in accordance with the variation of the Chilean consumer price index during the period since such last trade date.

Governing Law

The deposit agreement and the ADRs are governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf.

PLAN OF DISTRIBUTION

The selling shareholder may sell shares, including shares represented by ADSs, from time to time in the United States and other countries outside the United States as follows:

•	through agents;

•	to dealers or underwriters for resale;

•	directly to purchasers; or

•	through a combination of any of these methods of sale.

In some cases, the selling shareholder or dealers acting for the shareholder or on its behalf may also repurchase securities and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of our securities through any of these methods or other methods described in the applicable prospectus supplement.

Our securities distributed by any of these methods may be sold to the public, in one or more transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

The selling shareholder may also sell shares, including shares represented by ADSs, under Rule 144 of the Securities Act, if available, rather than under this prospectus.

The selling shareholder may solicit offers to purchase the securities directly from the public from time to time. The selling shareholder may also designate agents from time to time to solicit offers to purchase securities from the public on its behalf.  As of the date of this prospectus, Santander Investment Securities Inc. (“SIS”) is the only broker-dealer expected to be engaged by the Selling Shareholder to sell its securities pursuant to this prospectus.  Agents may be deemed to be “underwriters” as that term is defined in the Securities Act.

From time to time, the selling shareholder may sell securities to one or more dealers as principals. The dealers, who may be deemed to be “underwriters” as that term is defined in the Securities Act, may then resell those securities to the public.

The selling shareholder may sell securities from time to time to one or more underwriters, who would purchase the securities as principal for resale to the public, either on a firm-commitment or best-efforts basis. If the selling shareholder sells securities to underwriters, the selling shareholder will execute an underwriting agreement with them at the time of sale and will name them in the applicable prospectus supplement. In connection with those sales, underwriters may be deemed to have received compensation from the selling shareholder in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agents. Underwriters may resell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers for whom they may act as agents. The applicable prospectus supplement will include information about any underwriting compensation the selling shareholder pays to underwriters, and any discounts, concessions or commissions underwriters allow to participating dealers, in connection with an offering of securities.

Underwriters, dealers, agents and other persons may be entitled, under agreements that they may enter into with the selling shareholder, to indemnification by the selling shareholder against civil liabilities, including liabilities under the Securities Act.

In connection with an offering, the underwriters, including any affiliate of ours that is acting as an underwriter or prospective underwriter, may engage in transactions that stabilize, maintain or otherwise affect the price of the securities offered. These transactions may include overalloting the offering, creating a syndicate short position, and engaging in stabilizing transactions and purchases to cover positions created by short sales. Overallotment involves sales of the securities in excess of the principal amount or number of the securities to be purchased by the underwriters in the applicable offering, which creates a short position for the underwriters. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in an offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the securities in connection with an offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount it received because the underwriters have repurchased securities sold by or for the account of that underwriter in stabilizing or short-covering transactions.

As a result, the price of the securities may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on an exchange or automated quotation system, if the securities are listed on that exchange or admitted for trading on that automated quotation system, or in the over-the-counter market or otherwise.

The underwriters, dealers and agents, as well as their associates, may be customers of or lenders to, and may engage in transactions with and perform services for, Santander-Chile and its subsidiaries.

In addition, we expect the selling shareholder to offer securities to or through our affiliates, as underwriters, dealers or agents. Our affiliates may also offer the securities in other markets through one or more selling agents, including one another.

CONFLICTS OF INTEREST

SIS and Santander-Chile are commonly controlled by our parent company, Banco Santander, S.A. SIS, or any other affiliate of Santander-Chile, may participate as an underwriter or placement agent in distribution of securities issued pursuant to this prospectus. Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, imposes certain requirements when a FINRA member, such as SIS, distributes an affiliated company’s securities. SIS has advised Santander-Chile that any offering in which SIS acts as an underwriter will comply with the applicable requirements of Rule 5121.

Should SIS or any other affiliate of Santander-Chile participate in the distribution of securities issued pursuant to this prospectus, the underwriters will not confirm initial sales to accounts over which they exercise discretionary authority without the prior written approval of the customer.

The selling shareholder may authorize dealers or other persons acting as its agent to solicit offers by some institutions to purchase securities from it pursuant to contracts providing for payment and delivery on a future date. Institutions with which these contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others.

Market-Making Resales by Affiliates

This prospectus may be used by SIS in connection with offers and sales of the securities in market-making transactions. In a market-making transaction, SIS may resell a security it acquires from other holders, after the original offering and sale of the security. Resales of this kind may occur in the open market or may be privately negotiated, at prevailing market prices at the time of resale or at related or negotiated prices. In these transactions, SIS may act as principal or agent, including as agent for the counterparty in a transaction in which it acts as principal, or as agent for both counterparties in a transaction in which it does not act as principal. SIS may receive compensation in the form of discounts and commissions, including from both counterparties in some cases. Other of our affiliates may also engage in transactions of this kind and may use this prospectus for this purpose.

We do not expect to receive, directly, any proceeds from market-making transactions. We do not expect that SIS or any other affiliate that engages in these transactions will pay, directly, any proceeds from its market-making resales to us.

Information about the trade and settlement dates, as well as the purchase price, for a market-making transaction will be provided to the purchaser in a separate confirmation of sale.

Unless you are informed in your confirmation of sale that your security is being purchased in its original offering and sale, you may assume that you are purchasing your security in a market-making transaction.

VALIDITY OF THE SECURITIES

The validity of the securities and certain other matters of Chilean law will be passed upon for us by Philippi, Irarrazaval, Pulido & Brunner, Santiago, Chile.

EXPERTS

The consolidated financial statements and the effectiveness of our internal control over financial reporting, incorporated in this prospectus by reference from our 2010 Annual Report as of and for the year ended December 31, 2010, have been audited by Deloitte Auditores y Consultores Limitada., an independent registered public accounting firm, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

NOTICES

All notices will be deemed to have been given upon the mailing by first class mail, postage prepaid, of those notices to holders of securities at their registered addresses as recorded in the register of holders of such securities.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are a Chilean corporation. None of our directors are residents of the United States, and most of our executive officers reside outside the United States. In addition, a substantial portion of our assets and the assets of these individuals are located outside the United States. As a result, it may be difficult for you to:

•	effect service of process outside Chile upon us or such persons; or

•	bring an original action against us or our directors and executive officers in the United States or Chile to enforce liabilities based upon the U.S. federal securities laws.

It may also be difficult for you to enforce in Chilean courts judgments obtained in U.S. court against us or our directors and executive officers or other persons named in the registration statement, of which this information statement and prospectus is a part, based on civil liability provisions of the U.S. federal securities laws. If a U.S. court grants a final judgment in an action based on the civil liability provisions of the federal securities laws of the United States, enforceability of this judgment in Chile will be subject to the obtaining of the relevant “exequatur” (i.e., recognition and enforcement of the foreign judgment) according to Chilean civil procedure law currently in force, and consequently, subject to the satisfaction of certain factors. The most important of these factors are the existence of reciprocity, the absence of a conflicting judgment by a Chilean court relating to the same parties and arising from the same facts and circumstances and the Chilean courts’ determination that the U.S. courts had jurisdiction, that process was appropriately serviced on the defendant and that enforcement would not violate Chilean public policy.

In general, the enforceability in Chile of final judgments of U.S. courts does not require retrial in Chile. If an action is started before Chilean courts, there is doubt as to the enforceability of liabilities based on the U.S. federal securities laws. Chilean courts may enter and enforce judgments in foreign countries.

___________________

PROSPECTUS
___________________

November 21, 2011

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 8.  Indemnification of Directors and Officers

Indemnification under Santander-Chile By-laws and Chilean Law.  No provision of Santander Chile’s By-laws provides for the indemnification of directors and officers. Under Chilean Law, when a director or officer of a corporation acts within the scope of his or her authority and exercises due diligence, the corporation will answer for any resulting liabilities or expenses.

Santander-Chile’s D&O Insurance.  Banco Santander, S.A., the controlling shareholder of Banco Santander-Chile, has an insurance policy purchased in Spain with ACE Europe currently in effect that covers civil liability incurred by the directors and senior management of its controlled banks.

Item 9.  Exhibits

Number	Description	Incorporated by Reference to Filings Indicated
1.1	Form of Underwriting Agreement.	**
4.1
Form of Amended and Restated Deposit Agreement, dated August 4, 2008, among Banco Santander-Chile, JPMorgan Chase Bank, N.A. (as depositary) and Holders of American Depositary Receipts (incorporated by reference to our Registration Statement on Form F-6 (Registration No. 333-97303) filed with the Commission on July 31, 2008).

4.2
Form of Foreign Investment Contract among Banco Santiago, JPMorgan Chase Bank and the Central Bank of Chile relating to the foreign exchange treatment of an investment in ADSs (accompanied by an English translation) (Incorporated by reference to our Registration Statement on Form F-1 (Registration No. 333-7676) filed with the Commission on October 23, 1997).

5.1	Opinion of Philippi, Irarrazaval, Pulido & Brunner as to the validity of the securities.	*
23.1	Consent of Deloitte Auditores y Consultores Limitada.	*
23.2	Consent of Philippi, Irarrazaval, Pulido & Brunner (included in Exhibit 5.1).	*
24.1	Power of Attorney (included on signature page).

*	Filed herewith.

**	To be filed by amendment or incorporated by reference from a subsequently filed Form 6-K.

II-1

Item 10.  Undertakings

The undersigned registrant hereby undertakes:

(a)

1.      To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)        To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)       To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)      To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that subparagraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

2.      That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.      To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.      To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933 need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933 or Item 8.A of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

5.      That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)        Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)       Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or

(x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

6.      That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)        Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)       Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)      The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)      other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Santiago, Chile, on November 21, 2011.

BANCO SANTANDER-CHILE

By:	/s/ Claudio Melandri
	Name:	Claudio Melandri
	Title:	Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS that each of the individuals whose signature appears below constitutes and appoints Mr. Juan Pedro Santa María and Mr. Cristian Florence, and each of them, his or her true and lawful attorneys-in-fact and agents, with full and several power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Claudio Melandri	Chief Executive Officer (Principal Executive Officer)	November 21, 2011
Claudio Melandri

/s/ Gabriel Montoya	Corporate Financial Controller (Principal Financial Officer)	November 21, 2011
Gabriel Montoya

/s/ Felipe Contreras	Chief Accounting Officer (Principal Accounting Officer)	November 21, 2011
Felipe Contreras

/s/ Mauricio Larraín Garcés	Chairman and Director	November 21, 2011
Mauricio Larraín Garcés

/s/ Jesús Zabalza Lotina	First Vice Chairman and Director	November 21, 2011
Jesús Zabalza Lotina

/s/ Oscar Von Chrismar Carvajal	Second Vice Chairman and Director	November 21, 2011
Oscar Von Chrismar Carvajal

Name	Title	Date

/s/ Carlos Olivos Marchant	Director	November 21, 2011
Carlos Olivos Marchant

/s/ Víctor Arbulú Crousillat	Director	November 21, 2011
Víctor Arbulú Crousillat

/s/ Marco Colodro Hadjes	Director	November 21, 2011
Marco Colodro Hadjes

/s/ Lucía Santa Cruz Sutil	Director	November 21, 2011
Lucía Santa Cruz Sutil

/s/ Roberto Méndez Torres	Director	November 21, 2011
Roberto Méndez Torres

/s/ Vittorio Corbo Lioi	Director	November 21, 2011
Vittorio Corbo Lioi

/s/ Roberto Zahler Mayanz	Director	November 21, 2011
Roberto Zahler Mayanz

/s/ Lisandro Serrano Spoerer	Director	November 21, 2011
Lisandro Serrano Spoerer

/s/ Donald J. Puglisi	Authorized Representative in the United States	November 21, 2011
Donald J. Puglisi